CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

May 10, 2007

07023914

SEC MAIL PROCESSING
RECEIVED
MAY 21 2007
WASH, D.C. 185 SECTION

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of documents that have been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirement to your office, enclosed is the Insider Transaction report for April. This document is filed on the System for Electronic Disclosure by Insiders (SEDI).

SEDAR

Date of Filing	Document	Document Dated
May 3, 2007	News Release – CV Technologies Confirms Interim Cease Trading Order Extension By The Alberta Securities Commission As It Proceeds with Restatement. Sedar Filing Confirmation attached.	May 2, 2007
May 7, 2007	News Release – Maker of COLD-fX® Appoints Chief Operating Officer Sedar Filing Confirmation attached.	May 7, 2007
May 8, 2007	CV Technologies Confirms Additional Cease Trading Order by the Ontario Securities Commission Sedar Filing Confirmation attached	May 8, 2007

SUPPL

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

SEDI

Document	Date Range
Insider Transaction Detail	April 1, 2007-April 30, 2007

…/2

dlw 6/1

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES CONFIRMS INTERIM CEASE TRADING ORDER EXTENSION BY THE ALBERTA SECURITIES COMMISSION AS IT PROCEEDS WITH RESTATEMENT

For Release: Immediately

EDMONTON, AB (May 2, 2007). CV Technologies Inc. (the "Company" or "CVQ") (TSX:CVQ) today confirms that it has entered into a Consent Order with the Alberta Securities Commission (the "ASC").

As previously announced, the ASC issued an Interim Cease Trade Order on April 19, 2007 (the "Interim Order"), directing that all trading cease in respect of the securities of CVQ, which Interim Order would have expired May 4, 2007, unless further extended. The Consent Order extends the Interim Order until the earlier of the satisfaction of the conditions set forth below and June 15, 2007.

This action follows CVQ's April 11, 2007 news release announcing that the Company was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 (collectively, the "Financial Statements"), due to a revenue deferral issue in the U.S. market.

The conditions set forth in the Consent Order include that: (i) all deficiencies, inconsistencies and omissions in CVQ's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102") that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*; (ii) CVQ has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements; (iii) CVQ is not in default of any other filing requirements under the *Securities Act* (Alberta); and (iv) Staff of the ASC has confirmed in writing that CVQ has satisfied the three foregoing conditions. If all four conditions are not satisfied by June 15, 2007, CVQ and Staff of the ASC are directed to appear before the ASC for further advice and direction.

The Company is also subject to a similar Temporary Order of the Ontario Securities Commission (the "OSC") dated April 23, 2007, which ceases all trading in and all acquisitions of the securities of CVQ, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order is scheduled for May 4, 2007.

"We are working diligently with external auditors to complete the restatement of our Financial Statements with the objective of filing them in advance of the expiry date of the Interim Order," said Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer of CVQ. "This extension allows us additional time to complete this task."

- 30 -

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. In the United States COLD-fX is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACTS:

Jane Tulluch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the timing and conclusion of any regulatory meetings and the results of restated financials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com, including the Company's news release of April 11, 2007. Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

310, 441 – 5 Avenue SW, Calgary, Alberta T2P 2V1
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

DATE: May 4, 2007

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1095750
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	May 3, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

CV TECHNOLOGIES INC.

NEWS RELEASE

MAKER OF COLD-fX® APPOINTS CHIEF OPERATING OFFICER

For Release: 6am MT, May 7, 2007

Edmonton, AB (May 7, 2007) CV Technologies Inc. (TSX:CVQ) is pleased to announce the appointment of Ross Montagano as Chief Operating Officer, effective May 28, 2007.

Mr. Montagano, a Carleton University graduate, is a proven senior executive with extensive sales and marketing experience who has built and managed high performance teams at companies such as Pitney Bowes and Aramark.

"We feel that Ross is uniquely positioned with the kind of business skills that are important to our Company at this point in its growth cycle," says Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer of CV Technologies. "In the past he's achieved record sales and market share growth while tackling operational challenges as an action oriented team builder and leader. The entire management team is looking forward to working with him to capitalize on our technology applications and new product opportunities while continuing to build brand awareness for our lead products."

Mr. Montagano's appointment follows an announcement in February that the next stage of the Company's growth would see a strengthened and restructured senior management team.

"I am very excited to be joining CV Technologies," said Mr. Montagano. "To think that in just three years COLD-fX became the #1 selling cold and flu remedy in Canada. Such spectacular growth in such a short time brings a host of challenges. I am looking forward to leading the company's day-to-day operations with a focus on building shareholder value by continuing to grow a strong and sustainable company."

-30-

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such therapeutic claims require support by randomized, double-blinded, placebo-controlled clinical trials which are the highest level of scientific

evidence: COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics, while providing a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. after receiving clearance from the FDA as a New Dietary Ingredient. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.cvtechnologies.com
www.coldfx.com

GLOBAL CORPORATE COMPLIANCE INC
310, 441 – 5 Avenue SW, Calgary, Alberta T2P 2V1
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

DATE: May 8, 2007

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1097252
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	May 7, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES CONFIRMS ADDITIONAL CEASE TRADING ORDER BY THE ONTARIO SECURITIES COMMISSION

For Release: Immediately

EDMONTON, AB (May 8, 2007). CV Technologies Inc (TSX:CVQ) today confirms that it did not oppose the implementation of an Order dated May 7, 2007 (the "Order") of the Ontario Securities Commission (the "OSC") which has the effect of continuing a cease trade order in respect of the Company's securities.

As previously announced, the Company was subject to a Temporary Order of the OSC dated April 23, 2007, which ceased all trading in and all acquisitions of the securities of CVQ, whether direct or indirect, for a period of 15 days from April 23, 2007. The Order has the effect of continuing the foregoing cease trade for an indefinite period.

The Order is a result of the Company's announcement that it was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 (the "Grounds").

CVQ is also subject to an interim Cease Trade Order dated April 19, 2007 as extended by further Order dated May 2, 2007 issued by the Alberta Securities Commission (the "ASC").

Staff of the OSC have confirmed to the Company that as the ASC is the principal regulator of the Company in accordance with CSA Staff Notice 51-312 *Harmonized Continuous Disclosure Review Program* ("CSA Staff Notice 51-312"), it is the intention of Staff of the OSC to apply the principles described in CSA Staff Notice 51-312 for the purposes of assessing the satisfaction of the Company's rectification of the Grounds.

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. In the United States COLD-fX is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique

and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the timing and conclusion of any regulatory issues and the results of restated financials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com, including the Company's news release of April 11, 2007. Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

GLOBAL CORPORATE COMPLIANCE INC

310, 441 – 5 Avenue SW, Calgary, Alberta T2P 2V1
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: May 9, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1097879
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission TSX Venture Exchange
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	May 8, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Insider transaction detail - View details for issuer

2007-05-01 10:54 ET

Transactions sorted by : **Insider**
Issuer name : **cv technologies (Starts with)**
Filing date range : **April 1, 2007 - April 30, 2007**
Debt securities : **Convertible Debentures**
Equity securities : **Common Shares, Units**
Issuer derivatives : **Options, Warrants, Other**
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Buchanan, Bruce

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
939508	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-38,000	1.7000	16,268,209						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
939509	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-14,000	1.7100	16,254,209						
939510	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-21,600	1.7200	16,232,609						
939511	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,400	1.7300	16,230,209						
939512	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-15,000	1.7400	16,215,209						
939514	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-81,200	1.7500	16,134,009						
939515	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-18,800	1.7600	16,115,209						
939516	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-99,000	1.7700	16,016,209						
939517	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-31,000	1.7800	15,985,209						
939518	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	1.7900	15,975,209						
939519	2007-03-29	2007-04-06	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-81,000	1.8000	15,894,209						
945193	2007-04-04	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-45,900	1.7000	15,848,309						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
945195	2007-04-04	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-100	1.7100	15,848,209						
945196	2007-04-04	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-9,000	1.7200	15,839,209						
945197	2007-04-04	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	1.7300	15,829,209						
945199	2007-04-04	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	1.7400	15,819,209						
945200	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-11,000	1.5700	15,808,209						
945201	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-20,000	1.5800	15,788,209						
945202	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-56,000	1.6000	15,732,209						
945203	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-11,000	1.6100	15,721,209						
945204	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-6,000	1.6200	15,715,209						
945205	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-1,000	1.6400	15,714,209						
945206	2007-04-05	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-12,600	1.6500	15,701,609						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
945207	2007-04-13	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-15,600	1.5000	15,686,009						
945208	2007-04-13	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-7,400	1.5100	15,678,609						
945210	2007-04-13	2007-04-13	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-300	1.5200	15,678,309						
952190	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-60,700	1.4400	15,617,609						
952192	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-150,600	1.4500	15,467,009						
952194	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-16,600	1.4600	15,450,409						
952195	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-35,300	1.4700	15,415,109						
952196	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-14,400	1.4800	15,400,709						
952197	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-23,700	1.5000	15,377,009						
952198	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-13,000	1.5200	15,364,009						
952199	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,000	1.5300	15,362,009						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
952200	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-12,700	1.5400	15,349,309						
952201	2007-04-19	2007-04-26	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-1,000	1.5500	15,348,309						

END